
Mail Stop 3720

December 7, 2007

Via U.S. Mail

Mr. Ernesto Gardelliano
Executive Vice President of Finance
Vivo Participacoes S.A.
Av. Doutor Chucri Zaidan 860, 04583-110
San Paulo, SP
Brazil

>   **RE: Vivo Participacoes S.A.**
>   **Form 20-F for the Year ended December 31, 2006**
>   **Filed May 3, 2007**
>   **File No. 333-09470**

Dear Mr. Gardelliano:

      We have reviewed your supplemental response letter dated November 21, 2007 as well as your filing and have the following comment. As noted in our comment letter dated September 6, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We note in your response to comment 1 that during 2007 you began transitioning your cellular phone service from CDMA technology to GSM technology. This change may have an impact on your revenue recognition policy in light of the apparent standalone value of the handset with GSM technology. Please explain to us your revenue recognition policy under US GAAP for the different deliverables in your bundled arrangements for GSM technology based cellular phone service. Also, tell us how the change will affect your Brazilian GAAP to US GAAP reconciliation of net income.

*   *   *   *

      Please respond to the above comment within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact

Vivo Participacoes. S.A.
December 7, 2007
Page 2

Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director